UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 11)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                            629407107 (Common Stock)
                   -------------------------------------------
                                 (CUSIP Number)

                                 France Telecom
                                  Eric Bouvier
                        Senior Vice-President and Head of
                      Mergers and Acquisitions Department
                                6 place d'Alleray
                              75505 Paris Cedex 15
                                     France
                               (33-1) 44-44-99-36


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  July 26, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629407107
--------------------------------------------------------------------------------

1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     France Telecom
     IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     France
--------------------------------------------------------------------------------
7.   Number of Shares
     Beneficially Owned By Each Reporting Person With Sole Voting Power

     89,739,393 shares of Common Stock
--------------------------------------------------------------------------------
8.   Number of Shares
     Beneficially Owned By Each Reporting Person With Shared Voting Power

     0
--------------------------------------------------------------------------------
9.   Number of Shares
     Beneficially Owned By Each Reporting Person With Sole Dispositive Power

     89,739,393 shares of Common Stock
--------------------------------------------------------------------------------
10.  Number of Shares
     Beneficially Owned By Each Reporting Person With Shared Dispositive
     Power

     0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     89,739,393 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     28.43% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-K filed by the Issuer on April 16, 2002 and assuming conversion into Common Stock of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock, and the 5 3/4% Convertible Notes);

     18.32% of the Common Stock if the above convertible securities are not converted.
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

     This Amendment No. 11 (the "Amendment") amends and supplements the Schedule 13D filed by France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT, on August 25, 1999, as previously amended and supplemented by Amendment No. 1, filed on October 26, 1999, Amendment No. 2, filed on January 31, 2000, Amendment No. 3, filed on February 22, 2000, Amendment No. 4, filed on April 7, 2000, Amendment No. 5, filed on July 11, 2000, Amendment No. 6, filed on June 11, 2001, Amendment No. 7, filed on September 20, 2001, Amendment No. 8 filed on February 4, 2002, Amendment No. 9 filed solely by FT on April 26, 2002 and Amendment No. 10 filed solely by FT on May 8, 2002 (as amended and supplemented, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

     No change.

Item 2. Identity and Background

     No change.



Item 3. Source and Amount of Funds or Other Consideration

     FT will use cash on hand to exercise the Call Option under Section 4.2 of the Option Agreement, as amended, to purchase from the Banks the 1,100,000 shares of the Exchangeable Preferred Stock that the Banks currently own.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding at the end thereof the following paragraph:

     On July 12, 2002, FT sent a notice to the Banks pursuant to the Option Agreement, as amended, stating that on July 26, 2002 it will exercise the Call Option under Section 4.2 of the Option Agreement, as amended, to purchase the 1,100,000 shares of the Exchangeable Preferred Stock that the Banks currently own. At the completion of this purchase, FT will own (and have the right to vote) all 1,850,000 shares of the Exchangeable Preferred Stock which are issued and outstanding. FT is currently planning to vote all of the issued and outstanding Exchangeable Preferred Stock in favor of the proposed Joint Reorganization Plan of the Issuer and certain of its subsidiaries.

Item 5. Interest in Securities of the Issuer

     No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by incorporating by reference in its entirety herein the paragraph set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

     No change.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2002

                                  France Telecom

                                  By:  /s/  Eric Bouvier
                                     -------------------------------------------
                                     Name:  Eric Bouvier
                                     Title: Senior Vice-President
                                            and Head of Mergers and
                                            Acquisitions Department


                                       10